UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

SEACOR Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

811904101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 579793100

1	Name of Reporting Person Charles Fabrikant
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 718,136 (see Item 4)
	6	Shared Voting Power 470,464 (see Item 4)
	7	Sole Dispositive Power 718,136 (see Item 4)
	8	Shared Dispositive Power 470,464 (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,188,600 (see Item 4)
10	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.98% (see Item 4)
12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

SEACOR Holdings Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2200 Eller Drive
Ft. Lauderdale, FL 33316

Item 2(a).	Name of Person Filing:

Charles Fabrikant (“Mr. Fabrikant”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o SEACOR Holdings Inc.
2200 Eller Drive
Ft. Lauderdale, FL 33316

Item 2(c).	Citizenship:

Mr. Fabrikant is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

811904101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d) ☐ Investment company registered under Section 8 of the Investment Company Act

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j) ☐ A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

(a)-(c) The responses of Mr. Fabrikant to Rows 5, 6, 7, 8, 9 and 11 of the cover page, which relate to the beneficial ownership of the Common Stock of the Issuer, are incorporated by reference.

As of December 31, 2012, Mr. Fabrikant beneficially owned an aggregate of 1,188,600 shares of Common Stock: (i) 399,984 shares owned directly; (ii) 35,600 shares of restricted stock; (iii) 193,316 shares, which Mr. Fabrikant has the right to acquire within 60 days upon the exercise of outstanding options granted by the Issuer; (iv) 358,529 shares owned by Fabrikant International Corporation, of which he is President; (v) 89,236 shares owned by VSS Holding Corporation, of which he is President and sole stockholder; (vi) 1,434 shares owned by the Article Seven Trust U/W/O Elaine Fabrikant, of which he is a trustee; (vii) 1,540 shares owned by the Charles Fabrikant 1974 Trust, of which he is a trustee; (viii) 1,540 shares owned by the Jane Strasser 1974 Trust, of which he is a trustee; (ix) 12,000 shares owned by the Sara J. Fabrikant 2012 GST Exempt Trust, of which he is a trustee; (x) 14,826 shares held by his spouse; (xi) 18,995 shares owned by his mother’s estate over which he is executor; (xii) 60,000 held by the Charles Fabrikant 2012 GST Exempt Trust, of which his spouse is a trustee; (xiii) 800 shares owned by the Harlan Saroken 2009 Family Trust, of which his spouse is a trustee; and (xiv) 800 shares owned by the Eric Fabrikant 2009 Family Trust, of which his spouse is a trustee. Accordingly, as of December 31, 2012, Mr. Fabrikant beneficially owned approximately 5.98% of the Common Stock outstanding (based upon 19,887,933 shares of Common Stock outstanding).

Item 5.	Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following [    ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of The Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ Charles Fabrikant
Charles Fabrikant